

February 1, 2012

Mr. Craig Frank
Chairman and Chief Executive Officer
Alternative Fuels Americas, Inc.
2131 Hollywood Boulevard, Suite 401
Hollywood, FL 33020

> **Re:** **Alternative Fuels Americas, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed January 30, 2012**
> **File No. 333-177532**

Dear Mr. Frank:

We reviewed the filing and have the comments below.

<u>The conversion of our outstanding preferred stock would result in the issuance…, page 11</u>

1. Disclosure in the risk factor's heading that the conversion of the outstanding preferred stock would result in the issuance of 29,918,222 shares is inconsistent with disclosure in the risk factor's discussion and elsewhere that the conversion of the outstanding preferred stock would result in the issuance of 23,918,222 shares. Please reconcile the disclosures.

<u>Market Overview, page 20</u>

2. Please disclose whether you are attempting to incorporate the information on external websites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33–7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.

<u>Financial Statements</u>

<u>General</u>

3. Please provide an updated consent with your next amendment.

Independent Auditor's Report

4. The introductory paragraph in the audit opinion supplied with your document refers to a statement of "retained earnings" and also a statement of "income." We note no such statements in your document. Please obtain an audit opinion that properly refers to your "Statements of Stockholders' Deficit" and "Statements of Operations."

Note 6. Common and Preferred Stock Transactions, page F-11

5. Your disclosure in note six states that 94,480 shares of series C preferred stock have been contributed to the capital of the company, lowering the number of issuable common share upon conversion to 23,918,222, and indicating that from the original 100,000 preferred shares, 5,520 remain outstanding. Please reconcile the information in note six to your disclosure on page 11, which states that you have 55,120 preferred shares outstanding which can be converted into 23,918,222 common shares. We assume that note six should be revised to state that 44,480 shares of series C preferred stock have been contributed to the capital of the company.

Exhibit 10.5

6. You did not file Annex 1 in response to prior comment 18 in our letter dated January 23, 2012. Refer to "Fourth: The Objective" in the lease agreement and sale of plantation filed as exhibit 10.5 to the registration statement, and refile the exhibit with the attachment.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin W. Stertzel at (202) 551-3723 or Anne M. McConnell at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>
        Dale S. Bergman, Esq.
        Roetzel & Andress
        350 East Las Olas Boulevard, Suite 1150
        Fort Lauderdale, FL 33301